__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 April 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	13 April 2005
Number	15/05

BHP BILLITON SETTLES IRON ORE PRICES

BHP Billiton today announced it had reached agreement with a number of its steel customers on prices for contracted iron ore tonnage for the 2005 contract year.

The agreed prices are as follows:

    Mt Newman High Grade Fines 61.72 US cents per dry metric tonne unit; an increase of 71.5 per cent.
    Prices for Mt Newman High Grade Lump, Pisolite (Yandi), Marra Mamba (Area C MAC TM) and Brockman (Yarrie) ores will also increase by the same percentage.

BHP Billiton President Iron Ore Graeme Hunt said the price increases were a result of increasing global steel demand.

"The growing demand for steel is causing a significant increase in demand for our products. Higher iron ore prices reflect the additional costs we are incurring to meet our customers needs now and in the future through new investment," he said.

Mr Hunt said that while BHP Billiton was not successful this year gaining recognition of the freight cost advantages to north Asian steel makers in sourcing Australian iron ore, the issue was still relevant. "We will continue to discuss this issue with our customers in the year ahead," he said.

Notes:

  Iron ore prices are denominated in US cents per dry metric tonne unit, which reflects a common base per unit of iron ore content.
  To determine the USD price per tonne, the following conversion formula must be used:

- US cents per dry metric tonne unit multiplied by iron content;

- The iron content for Mt Newman lump ores is about 65 per cent.

  In FY2004, BHP Billiton's Western Australian iron ore operations shipped a record 88.3 wet million tonnes (100% basis) of ore.
  Japan continues to be BHP Billiton Iron Ore's biggest customer, buying 41 per cent of its products, followed by China (23%), Korea (17%) Australia (9%) and Taiwan (7%).
  In 2004, the price of Mt Newman High Grade Lump was 45.93 US cents per dry metric tonne unit; an increase of 18.62 per cent. Mt Newman High Grade Fines was 35.99 US cents per dry metric tonne; an increase of 18.62 per cent.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tel: +1 713 599 6100 or +44 (0)20 7802 4031
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 13 April 2005